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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 2

                            ------------------------

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            MORTON ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             ROHM AND HAAS COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  ------------
                                   619335102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT P. VOGEL

                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a Copy to:
                               WILLIAM E. CURBOW
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

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                                  TENDER OFFER


     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 5, 1999 (as amended, the "Schedule 14D-1") relating to the offer by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of common stock, par value $1.00 per share (the "Shares"), of Morton International, Inc., an Indiana corporation (the "Company"), and the associated preferred share purchase rights ("Rights") at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated February 5, 1999 (the "Offer to Purchase"), as amended as set forth herein, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Rights will expire immediately prior to the consummation of the Offer. Unless the context otherwise requires references herein to "Shares" shall be deemed to include the associated Rights.



     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 10.  ADDITIONAL INFORMATION.


     Item 10(b), (c) and (d) of the Schedule 14D-1 is hereby amended and supplemented as follows:



     On February 18, 1999 Parent issued a press release announcing that on such date Parent filed a Notification and Report Form with respect to the Offer and the Merger under the HSR Act. Unless the Antitrust Division or the FTC request additional information from Parent, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on March 5, 1999. The full text of the press release is set forth in Exhibit 11(a)(9) and is incorporated herein by reference.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     (a)(9)  Press Release dated February 18, 1999.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          MORTON ACQUISITION CORP.

                                          BY:      /s/ GAIL P. GRANOFF

                                            ------------------------------------
                                            NAME: Gail P. Granoff
                                            TITLE: Secretary and Assistant
                                              Treasurer

                                          ROHM AND HAAS COMPANY


                                          BY:      /s/ BRADLEY J. BELL


                                            ------------------------------------

                                            NAME: Bradley J. Bell


                                            TITLE: Chief Financial Officer and
                                                   Vice President



Dated: February 19, 1999

                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE
-------                                                                   ----
(a)(9)    Press Release dated February 18, 1999.......................